EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2011	2010	2009	2008	2007
Earnings:
Income before provision for income taxes, discontinued operations and extraordinary item	$10,483	$12,684	$13,520	$1,643	$16,783
Equity in earnings of unconsolidated businesses	(444)	(508)	(553)	(567)	(585)
Dividends from unconsolidated businesses	480	510	942	779	2,571
Interest expense (1)	2,827	2,523	3,102	1,819	1,829
Portion of rent expense representing interest	817	837	839	734	684
Amortization of capitalized interest	148	139	134	125	115

Earnings, as adjusted	$14,311	$16,185	$17,984	$4,533	$21,397

Fixed Charges:
Interest expense (1)	$2,827	$2,523	$3,102	$1,819	$1,829
Portion of rent expense representing interest	817	837	839	734	684
Capitalized interest	442	964	927	747	429

Fixed Charges	$4,086	$4,324	$4,868	$3,300	$2,942

Ratio of earnings to fixed charges	3.50	3.74	3.69	1.37	7.27

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.